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                                                                     Exhibit 1.0


                 CLEAN DIESEL TECHNOLOGIES CLOSES ARIS(TM) 2000
                    LICENSE AGREEMENT FOR STATIONARY, MARINE
                            AND RAILROAD NOx CONTROL

STAMFORD, CT (February 2, 2000)...Clean Diesel Technologies, Inc. (EBB:CDTI) announced today that it has finalized the previously announced license agreement with Ridgefield, CT-based RJM Corporation. RJM is a design, engineering and project management company providing innovative high technology solutions to energy and emissions problems for utility and industrial clients. Under the agreement, RJM will sell CDT's ARIS(TM) 2000 NOx control system for all stationary, marine and locomotive applications in North, Central and South America.

         The agreement calls for CDT to transfer its stationary NOx business and inventory along with two technical staff to RJM. In return, CDT will receive an initial $350,000 payment for license rights and ARIS inventory. The agreement also provides CDT the opportunity to earn an additional $1,000,000 in license revenue based on the sales performance of the ARIS 2000 over the next 36 months. In addition to the license payments, CDT will receive an ongoing royalty on all future ARIS 2000 sales. CDT retains all rights to the ARIS technology for mobile applications worldwide as well as stationary applications in all other territories not licensed to RJM.

         According to CDT Chief Executive Officer Jeremy Peter-Hoblyn, "RJM is a perfect partner to help commercialize the ARIS technology in the licensed markets. Their engineering and project management capabilities as well as their intimate knowledge of urea-based NOx control technology will assure end users of excellence in design and implementation of the ARIS 2000 technology for reductions in NOx emissions from stationary, marine and locomotive diesel engines."

         Separately the company announced the availability of licenses under its U.S. and international patent portfolio related to the reduction of NOx from on-highway and off-road mobile diesel engines using its low cost ARIS 2000 urea-based SCR technology. The company is targeting its licensing efforts at Tier 1 heavy-duty truck component suppliers, SCR catalyst suppliers or a consortium of diesel engine manufacturers.
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         According to CDT Chief Operating Officer Jim Valentine, "SCR offers demonstrated NOx reductions of 70-90 percent on both transient and steady state test cycles."

         CDT sees licensing as the quickest way to commercialization of its ARIS 2000 injector technology for vehicle applications.

         Valentine added, "Broad application of the patented ARIS 2000 return flow injector concept could support development of an industry standard for reagent injectors while allowing competitive features to evolve around vehicle packaging, integration with engine controls and selection of specific SCR catalyst by engine and vehicle manufacturers. This would ultimately reduce costs and simplify field service and maintenance."

         CDT was recently granted four U.S. patents and a notice of allowance on urea-based SCR. U.S. Patent No. 5,976,475 covers a fundamental concept of a solenoid actuated, return flow urea injector for precise injection of urea-based reagents into the exhaust gas upstream of a SCR catalyst. The return flow concept provides cooling of the injector circuit which prevents hydrolysis of the urea in the injector and lines and prevents plugging. This is accomplished without the need for a secondary cooling circuit or compressed air.

         Several prototypes have been fitted to heavy-duty vehicles and more than a dozen systems are in durability testing with engine manufacturers and catalyst companies. U.S. Patent No. 5,968,464 provides an additional enhancement by converting aqueous-based urea reagent to ammonia gas through use of a pyrolysis chamber which assists in the decomposition of urea to ammonia in the exhaust gas stream.

         U.S. Patent No. 5,924,280 combines the use of exhaust gas recirculation
(EGR) with urea-based SCR to achieve ultra low NOx emissions with minimum fuel economy penalty and lower levels of reagent consumption.

         The allowed patent application combines the use of a platinum catalyzed diesel particulate filter with SCR for simultaneous particulate and NOx control. Recent engine testing on a similar system using the ARIS 2000 and a particulate filter demonstrated 85 percent NOx and 90 percent particulate reduction.

         CDT also intends to offer for license its U.S. Patent No. 5,809,775 which covers the use of solid urea and ammonia reagents; and, a pending application on converting liquid urea to ammonia gas for injection into diesel engine exhaust.
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         Separate development licenses are being offered for CDT's LOE NOx(TM)
diesel/water emulsion technology and "enhanced" emulsion technology which expands on the use of an emulsion to carry urea or ammonia based reagents. These technologies provide low cost NOx reductions of 15-30 percent from diesel engines. Under U.S. Patent Nos. 5,404,841, 5,584,894 and 5,535,708 the emulsion containing reagent is directly combusted in the engine with the water serving both to drop the peak cylinder temperature and to protect the reagent. In another U.S. Patent No. 5,809,774 the reagent is separated out from the fuel and injected into the exhaust upstream of a SCR catalyst.

         For further information on license opportunities, contract Jim Valentine of CDT at jvalentine@cdti.com or by calling the CDT office in Stamford. CT.

         Clean Diesel Technologies, Inc. is a development-stage company with patent-protected products that reduce emissions from diesel engines while simultaneously improving fuel economy and power. R&D efforts and products are grouped into two categories: Platinum Plus fuel catalysts and NOx Reduction Systems. Platinum Plus is a registered trademark of Clean Diesel Technologies, Inc.

Certain statements in this news release constitute "forward-looking statement" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known or unknown risks, including those detailed in the Company's filings with the Securities and Exchange Commission, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.